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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 5)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
GameTech International, Inc.

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
36466D 10 2
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36466D 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Vern D. Blanchard, as Trustee of the CJB Family Trust; Vern D. Blanchard as Individual

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,049,355

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
1,049,355

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,049,355

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9)
8.9%

12.	Type of Reporting Person (See Instructions)
IN,OO, Trustee

Item 1.

(a)	Name of Issuer
GameTech International, Inc.

(b)	Address of Issuer's Principal Executive Offices
900 Sandhill Road Reno, Nevada 89521

Item 2.

(a)	Name of Person Filing
Vern D. Blanchard, as the Trustee of the CJB Family Trust; Vern D. Blanchard as Individual.

(b)	Address of Principal Business Office or, if none, Residence
900 Sandhill Road Reno, Nevada 89521

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
36466D 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	☒	Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned as of December 31, 2002:
See number 9 of cover page. Includes:
		•	1,035,875 shares of Common Stock beneficially owned by the CJB Family Trust, Vern D. Blanchard as Trustee
		•	5,480 shares of Common Stock beneficially owned by Vern D. Blanchard, as individual
		•	8,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Blanchard on December 19, 2001 and April 16, 2002 and currently exercisable

(b)	Percent of class:

See number 11 of cover page.

(c)	Number of shares as to which the person has as of December 31, 2002:

	(i)	Sole power to vote or to direct the vote
See number 5 of cover page. Includes:
		•	1,035,875 shares of Common Stock beneficially owned by the CJB Family Trust, Vern D. Blanchard as Trustee
		•	5,480 shares of Common Stock beneficially owned by Vern D. Blanchard, as individual
		•	8,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Blanchard on December 19, 2001 and April 16, 2002 and currently exercisable

	(ii)	Shared power to vote or to direct the vote
See number 6 of cover page.

	(iii)	Sole power to dispose or to direct the disposition of
See number 7 of cover page. Includes:
		•	1,035,875 shares of Common Stock amount beneficially owned by the CJB Family Trust, Vern D. Blanchard as Trustee
		•	5,480 shares of Common Stock beneficially owned by Vern D. Blanchard, as individual
		•	8,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Blanchard on December 19, 2001 and April 16, 2002 and currently exercisable

	(iv)	Shared power to dispose or to direct the disposition of
See number 8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

        The filing of this Amendment to Schedule 13G and the statements herein shall not be construed as an admission that I am, for the purposes of Section 13(d) oe 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

/s/ VERN D. BLANCHARD
Signature

Vern D. Blanchard Trustee CJB Family Trust
Name/Title

/s/ VERN D. BLANCHARD
Vern D. Blanchard As Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general parter of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations
                      (See 18 U.S.C. 1001)

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